February 10, 2020

John Grzeskiewicz
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Principal Diversified Select Real Asset Fund (the "Registrant")
File No. 811-23403 and 333-228850
Registration Statement on Form N-2

On behalf of the Registrant, this letter responds to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) with respect to Registrant’s post-effective amendment no. 2 to its registration statement on Form N-2, which you communicated to me by telephone on January 28, 2020. The Registrant filed this registration statement with the SEC on December 11, 2019, pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”). Capitalized terms used in this response letter and not defined herein have the same meanings as ascribed to them in the registration statement.

Comment 1:	Please update the financial highlights pursuant to the requirements of Form N‑2.

Response:	The financial highlights have been so updated.

Comment 2:
Please explain what prompted the inclusion of the liquidity feature described in the “Repurchase Offers and Liquid Assets” paragraphs in the “Additional Information about Investment Strategies and Risks” section of the prospectus.

Response:	Registrant included this liquidity feature as described in these paragraphs to encourage sales of its shares.

Comment 3:    With respect to each Subsidiary of the Registrant:

a.	Please disclose whether the Registrant has already invested in a Subsidiary.

b.	Please confirm that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure (Section 18) on an aggregate basis with the Subsidiary.

c.
Please disclose that the Subsidiary’s investment adviser complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to a fund under Section 2(a)(20) of the 1940 Act.

d.	Please disclose that the Subsidiary complies with the provisions of the 1940 Act relating to affiliated transactions and custody (Section 17).

e.
Please confirm whether income generated from the Registrant’s investment in a Subsidiary will be “qualifying income” for regulated investment company (RIC) qualification purposes and whether the Registrant has received a private letter ruling from the Internal Revenue Service (the “IRS”) on this matter.

f.	Please disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund.

g.	Please confirm that the Subsidiary’s financial statements will be consolidated with those of the Registrant.

h.	Please confirm that any associated management fee and the Subsidiary’s expenses will be included in the Registrant’s fee table.

i.	Please confirm that the Subsidiary will agree to inspection by the Staff of the SEC.

j.	Please confirm that the Subsidiary will be subject to the recordkeeping requirements of Section 31 of the 1940 Act.

k.	Please confirm that the Registrant’s investment in each Subsidiary will be disclosed as required in the Registrant’s regulatory filings under the 1940 Act (e.g., Forms N‑CSR and N‑PORT).

Responses:

As an initial matter, Registrant notes that any Subsidiary, as disclosed, will be wholly owned by the Registrant and currently intended to be a domestic entity.

3(a):        The Registrant has not yet invested in a Subsidiary.

3(b):        Confirmed.

3(c):
A Subsidiary will be part of the Registrant’s assets and thus managed by Registrant’s adviser and/or sub‑adviser in the normal course of managing the Registrant’s assets pursuant to, as may be applicable, the Advisory Agreement and/or the Sub‑Advisory Agreement, each of which has been approved pursuant to Section 15 of the 1940 Act. The Registrant currently discloses in footnote 2 to the prospectus’ fee table that the Subsidiary will not pay a management fee to any investment adviser, and there will be no separate management agreement in place between a Subsidiary and an investment adviser.

3(d):
The Registrant notes that a Subsidiary will be a “fully owned subsidiary” as defined in Rule 17a‑3 under the 1940 Act and confirms that a Subsidiary will comply with the applicable provisions of Section 17 of the 1940 Act.

3(e):
The Registrant confirms that income generated from its investment in a Subsidiary will be treated as “qualifying income” for regulated investment company (RIC) qualification purposes. The Registrant has neither sought nor received a private letter ruling from the IRS on this matter.

3(f):
The Registrant confirms that, to the extent any principal investment strategies and principal risks of the Subsidiary are deemed principal investment strategies and principal risks of the Fund on an aggregate basis, such principal investment strategies and principal risks are disclosed in the Fund’s prospectus.

3(g):        Confirmed.

3(h):
As noted above, a Subsidiary will not be charged a management fee; therefore, there will be no management fee (charged to the Subsidiary) for the Registrant to disclose in its fee table. In addition, the Registrant will include a Subsidiary’s expenses in the Registrant’s fee table.

3(i):        Confirmed.

3(j):        Confirmed.

3(k):        Confirmed.

Please call me at (515) 247‑6651 if you have any questions.

Sincerely,

/s/ John L. Sullivan

John L. Sullivan
Assistant Counsel, Registrant